                                                                       EXHIBIT 2

[SofTech Letterhead]


CONFIDENTIAL


October 25, 2002

Patrick Kareiva
President and CEO
Workgroup Technology Corporation
One Burlington Woods
Burlington, MA 01803

Dear Patrick:

SofTech is interested in acquiring all of the outstanding shares of Workgroup Technology Corporation ("WTC") that it does not already own. We are willing to pay a total of $2.00 per share in cash at the closing of the transaction.

We anticipate accomplishing the transaction by negotiating a mutually acceptable definitive agreement (the "Definitive Agreement").

Our offer is conditioned upon the following:

     1)   Acceptance of this proposal by October 25, 2002.

     2) That the business will be operated in the normal course until such time as we complete the transaction and that there will be no material adverse change in the condition of the business from that described by WTC during our due diligence meeting on Friday, October 18, 2002 except as otherwise disclosed by WTC.

This offer is not contingent upon financing as all necessary funds have been secured through Greenleaf Capital as confirmed in writing on the document hereunder.

We understand that as a publicly held business the WTC Directors are obligated to accept the offer that generates the highest value for the shareholders. So long as SofTech and WTC are negotiating the Definitive Agreement, WTC will not negotiate with any other parties. Either party can terminate negotiations of the Definitive

Agreement by written notice to the other party at any time. In the event an unsolicited offer from a third party for a greater value is received and accepted by WTC on or before December 31, 2002, WTC will agree to pay SofTech a break up fee of $150,000 in cash upon acceptance of the third party offer.

I look forward to discussing this proposal with you at your convenience. As always, I am ready to meet with you and/or WTC at anytime to discuss this further. Bill Johnston is also available with reasonable notice.

This proposal is valid until October 25, 2002.


Sincerely,
SofTech, Inc.

/s/ Joseph P. Mullaney

Joseph P. Mullaney
President and COO



Accepted and Agreed:




Workgroup Technology Corporation


/s/ Patrick H. Kareiva         10/25/02

Patrick H. Kareiva
President and CEO

[GREENLEAF CAPITAL INC. LETTERHEAD]





                   October 25, 2002


                   Chris Covington
                   Covington Associates
                   75 Central Street
                   Boston, MA 02109

                   Dear Chris:

                   Let this letter confirm my verbal representations to you regarding Greenleaf Capital's ("Greenleaf") financial support for the October 23, 2002 proposal by SofTech, Inc. to acquire all of the outstanding shares of Workgroup Technology Corporation ("WTC") that is doesn't already own. Greenleaf has arranged a line of credit for SofTech sufficient to complete the transaction. These funds are immediately available to purchase WTC shares.

                   Should you need any additional information or if you have any questions don't hesitate to call me at (616)353-8484.

                   Sincerely,


                   /s/ William D. Johnston

                   William D. Johnston
                   President